Morgan Stanley Dean Witter Spectrum Series
Monthly Report
December 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Spectrum Funds as of December 31, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $16.12                           1.95%
Spectrum Select          $22.00                           1.65%
Spectrum Strategic       $15.85                           9.36%
Spectrum Technical       $14.91                           3.78%

During December, both the global stock index futures and energy markets continued the upward price trends that they re-established during November, after having experienced short-term price volatility earlier in the fourth quarter. These two market sectors had, for the most part, moved higher throughout the first half of 1999 and resumed doing so during November into December, thus proving profitable for Spectrum Select and Spectrum Technical's previously established long positions in these markets. The Japanese yen, however, did not continue its previous upward trend relative to other major currencies, experiencing a decline during the first half of the month and then remaining in a narrow trading range for the remainder.

Several of the world's equity markets finished the year by rallying to record highs. The upward price trends in these markets, which had been temporarily disrupted during the third quarter and early fourth quarter, re-established themselves during November and continued with a bullish tone during December. As a result, Spectrum Select and Spectrum Technical profited from previously established long futures positions in these markets.

In the commodities markets, oil prices finished the month higher, thus resulting in profits for Spectrum Select and Spectrum Technical's existing long futures positions in crude oil and its refined products. After reaching a nine-year high during the first half of November and retracing slightly during the second half, oil prices regained their upward momentum during December on reports of contracting U.S. inventory levels. Long positions in base metal futures were also profitable for both of these Funds as prices moved higher amid a healthy economic outlook for most industrialized nations. Together, the gains recorded in these markets more than offset losses experienced from long positions in coffee futures as coffee prices reversed lower after climbing higher during October and November.

The previous trends in the currency markets, specifically the strengthening of the Japanese yen, dissipated during the month, thus resulting in a portion of previously recorded profits being given back. The value of the yen weakened slightly versus the U.S. dollar and other currencies following interventions by the Bank of Japan in an effort to halt the yen's recent climb higher and to keep the Japanese economy stable. As a result of this move lower, the technical trend-following managers of Spectrum Select and Spectrum Technical experienced losses from long yen positions.

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, gains were recorded during December in the global stock index futures markets from long positions in German stock index futures as European stock prices were boosted by the strength in U.S. stocks. Additional gains were recorded from long positions in S&P 500 Index futures as domestic equity prices rose early in the month on easing concerns that rising wages will prompt the Federal Reserve to boost interest rates in the near future. In the energy markets, gains were recorded from long positions in crude and gas oil futures as oil prices climbed higher, despite a resumption of Iraqi exports, as U.S. stock levels continued to contract. In the metals markets, gains were recorded from long copper and nickel futures positions as base metals prices increased on technical factors and a healthy economic outlook for most industrialized nations in the year ahead. A portion of these gains was offset by losses recorded in the global interest rate futures markets from long positions in German interest rate futures as prices declined as strong data about the U.S. and European economies raised fears of higher global interest rates. In the currency markets, losses were recorded from short positions in the New Zealand dollar as its value strengthened versus the U.S. dollar following the strength of the Australian dollar on strong economic data out of Australia.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, strong gains were recorded during December in the global stock index futures markets from long positions in S&P 500 Index futures as domestic equity prices rose early in the month as the U.S. government's November employment report eased concerns that rising wages will prompt the Federal Reserve to boost interest rates in the near future. In the energy markets, gains were recorded from long futures positions in crude oil and its refined products, heating oil, unleaded gasoline and gas oil, as oil prices rose as U.S. stock levels continued to contract. Additionally, Spectrum Strategic had a larger long exposure to the S&P 500 Index futures and the energy markets in December than did the other Spectrum funds. This was a primary reason behind the difference in performance results of Spectrum Strategic versus the other Spectrum funds. In the metals markets, gains were recorded from long aluminum and copper futures positions as base metals prices increased on technical factors and a healthy economic outlook for most industrialized nations in the year ahead. A portion of these gains was offset by losses recorded earlier in the month in the currency markets from short positions in the euro as its value strengthened relative to the U.S. dollar due to a strong employment report out of Europe. Additional losses were recorded during mid-month from long positions in the Japanese yen as its value weakened versus the U.S. dollar following intervention by the Bank of Japan and a report showing confidence among large Japanese manufacturers isn't rising as much as expected. In the global interest rate futures markets, losses were recorded from short positions in Japanese interest rate futures as prices rose due to widespread belief by investors that the Japanese Government will keep its promise to reduce the overall sale of Japanese Government Bonds next year. In soft commodities, losses were experienced from long coffee futures positions as prices fell in the wake of rainfall in drought-stricken regions of Brazil and reports that Brazil's coffee harvest was larger than expected.

I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of Partnership income, loss and deductions for calendar year 1999 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Dean Witter Financial Advisor.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999                       0.8%
                    Inception-to-Date Return:          61.2%
                    Annualized Return:                            9.7%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                    Inception-to-Date Return:               120.0%
                    Annualized Return                 9.8%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%

                    Inception-to-Date Return:                 58.5%
                    Annualized Return:               9.3%
___________________________________________________________________________
__________

Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%

                    Inception-to-Date Return:                49.1%
                    Annualized Return:               8.0%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended December 31, 1999
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter
                                                            Spectrum Global
Balanced                   Spectrum Select
                                        Percent of
Percent of
                                        December 1, 1999
December 1, 1999
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading profit (loss):
  Realized                     1,865,547              3.30           7,481,019
3.56
  Net change in unrealized      (732,305)            (1.29)         (2,934,752)
(1.40)
  Total Trading Results        1,133,242              2.01           4,546,267
2.16
Interest Income (DWR)            244,599              0.43             722,305
0.34

  Total Revenues               1,377,841              2.44           5,268,572
2.50

EXPENSES
Brokerage fees (DWR)             216,895              0.38           1,270,975
0.60
Management fees                             58,940         0.11
525,921                           0.25
  Total Expenses                 275,835              0.49           1,796,896
0.85

NET INCOME                     1,102,006              1.95           3,471,676
1.65

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended December 31, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                   Morgan
Stanley Dean Witter
                           Spectrum Global Balanced                  Spectrum
Select              .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                     $
$
Net Asset Value,
 December 1, 1999      3,578,644.250  56,581,793    15.81     9,718,441.560
210,368,189   21.65
Net Income                    -        1,102,006     0.31            -
3,471,676    0.35
Redemptions              (41,423.150)   (667,741)   16.12      (171,101.891)
(3,764,242)  22.00
Subscriptions             52,602.591     847,954    16.12       169,547.763
3,730,051   22.00
Net Asset Value,
  December 31, 1999    3,589,823.691  57,864,012   16.12      9,716,887.432
213,805,674   22.00

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended December 31, 1999
(Unaudited)
                                    Morgan Stanley Dean Witter      Morgan
Stanley Dean Witter
                                                             Spectrum Strategic
Spectrum Technical                  .
                                        Percent of
Percent of
                                        December 1, 1999
December 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading profit (loss):
  Realized                      2,458,545              2.52         11,590,202
4.49
  Net change in unrealized      7,246,655              7.42           (305,897)
(0.12)
  Total Trading Results         9,705,200              9.94         11,284,305
4.37
Interest Income (DWR)             339,583              0.35
900,955                           0.35
  Total Revenues               10,044,783             10.29         12,185,260
4.72

EXPENSES
Brokerage fees (DWR)              590,001              0.61          1,559,481
0.61
Management fees                   313,646              0.32            860,403
0.33
  Total Expenses                  903,647              0.93          2,419,884
0.94
NET INCOME                      9,141,136              9.36          9,765,376
3.78

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended December 31, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                  Morgan
Stanley Dean Witter
                           Spectrum Strategic                        Spectrum
Technical           .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 December 1, 1999      6,739,435.426  97,655,287    14.49    17,969,591.534
258,121,021                    14.36
Net Income                    -        9,141,136     1.36              -
9,765,376                       0.55
Redemptions              (53,492.767)   (847,860)   15.85      (205,069.916)
(3,057,593)                    14.91
Subscriptions            110,028.860   1,743,958    15.85       263,374.475
3,926,914                      14.91
Net Asset Value,
  December 31, 1999    6,795,971.519 107,692,521   15.85     18,027,896.093
268,755,718                    14.91

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including, but not limited to, foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the general and limited partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced.
The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the limited partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased are subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased are subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased are not subject to a redemption charge. The foregoing redemptions charges are paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a limited partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc. ("Willowbridge")

Demeter adjusted the allocation of Net Assets among the trading advisors within Spectrum Strategic effective June 30, 1999. Net proceeds received by Spectrum Strategic at each monthly closing are now allocated 75% to AICM, 0% to Blenheim, and 25% to Willowbridge Additionally, 100% of redemptions are allocated to Blenheim.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of manage-ment fees and incentive fees as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Global Balanced, Spectrum Select and Spectrum Strategic pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fees are paid in subsequent months until the individual trading advisor recover their losses. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.